Exhibit 8.5

Feldman Financial Advisors, Inc.

 1001 CONNECTICUT AVENUE, NW • SUITE 840
WASHINGTON, DC 20036
 202-467-6862
  (Fax) 202-467-6963

March 10, 2008

Board of Directors
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana  71101-36431

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Home Federal Bancorp of Louisiana (the “Company”) and Home Federal Savings and Loan Association (the “Association”), pursuant to the Stock Offering (the “Plan”) adopted by the Board of Directors of the Company, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

Feldman Financial Advisors, Inc.